Florham Consulting Corp.
845 Third Avenue, 6th Floor
New York, New York 10022

October 7, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attention:  Tom Kluck, Legal Branch Chief

Re:	Florham Consulting Corp.
Registration Statement on Form S-1
File No. 333-164871

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Florham Consulting Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Tuesday, October 12, 2010, or as soon thereafter as possible.

In connection herewith, the Company hereby acknowledges the following:

•
that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Florham Consulting Corp.

By:	/s/ Joseph J. Bianco
Name: Joseph J. Bianco
Title: Chief Executive Officer